SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the nine months ended September 30, 2002

GLOBAL SOURCES LTD.

Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).

YES	______________	NO	X

Exhibit 1	Year 2002/3rd Quarter Results of Operations of GLOBAL SOURCES LTD.

Exhibit 2	Unaudited Selected Consolidated Financial Information of GLOBAL SOURCES LTD. at September 30, 2002.

SIGNATURE
Year 2002/3rd Quarter Results of Operations
Unaudited Selected Consolidated Financial Infor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD.

/s/ Eddie Heng

By: Eddie Heng, Director

Date: November 25, 2002